SECURITIES A[illegible]
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06003177

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 53493

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

FIVE MILE CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 ELM STREET
(No. And Street)

STAMFORD,	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GENNARO J. FULVIO, CPA (212) 490-3113
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PRICE WATERHOUSE COOPERS, LLP ATTN: SCOTT KARP
(Name - *if individual state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, GENNARO J. FULVIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIVE MILE CAPITAL SECURITES, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principle

Title

Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

Five Mile Capital Securities LLC

Financial Statements and Supplemental Schedules and Independent Auditors Report on Internal Controls Required by SEC Rule 17a-5(d) of The Securities and Exchange Commission
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Five Mile Capital Securities LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital and cash flows present fairly, in all material respects, the financial position of Five Mile Capital Securities LLC (the "Company") at December 31, 2005, and the results of its operations, changes in its member's capital and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II on pages 8 and 9 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2006

Five Mile Capital Securities LLC
Statement of Financial Condition
December 31, 2005

Assets	
Cash	$ 149,268
Receivable from broker-dealer	11,259
Receivable from Parent	7,000
Other assets	2,252
Total assets	$ 169,779
Liabilities and Member's Capital	
Accrued expenses and other liabilities	$ 15,000
Payable to Parent	68,065
Total liabilities	83,065
Member's capital	86,714
Total liabilities and member's capital	$ 169,779

The accompanying notes are an integral part of these financial statements.

Five Mile Capital Securities LLC
Statement of Operations
Year Ended December 31, 2005

Revenue		
Consulting fees	$	78,000
Interest revenue		80
Total revenue		78,080
Expenses		
Professional fees		79,134
Servicer fees		51,214
Regulatory fees		3,196
Other		928
Total expenses		134,472
Net loss	$	(56,392)

The accompanying notes are an integral part of these financial statements.

Five Mile Capital Securities LLC
Statement of Changes In Member's Capital
Year Ended December 31, 2005

Member's Capital at January 1, 2005	$ 43,106
Capital contribution	100,000
Net loss	(56,392)
Member's Capital at December 31, 2005	$ 86,714

The accompanying notes are an integral part of these financial statements.

Five Mile Capital Securities LLC
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (56,392)
Adjustment to reconcile net loss to net cash provided by operating activities	
Increase in operating assets and liabilities	
Receivable from broker-dealer	(19)
Receivable from Parent	(2,000)
Other assets	(1,415)
Payable to Parent	68,065
Other liabilities	4,975
Net cash provided by operating activities	13,214
Cash flows from financing activities	
Proceeds from capital contribution	100,000
Net increase in cash	113,214
Cash at	
Beginning of year	36,054
End of year	$ 149,268

The accompanying notes are an integral part of these financial statements.

1. Organization

Five Mile Capital Securities LLC (the "Company") was organized in the State of Delaware on February 23, 2001 and became registered as a broker-dealer in securities with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. in March 2002. As of September 25, 2003, the Company was acquired by, and became a wholly-owned subsidiary of, Five Mile Capital Partners LLC (the "Parent").

2. Summary of Significant Accounting Policies

Cash
Cash consists of deposits at a major domestic bank.

Receivable from Broker-Dealer
The Company introduces its customer transactions to Penson Financial Services, Inc. (f.k.a. Computer Clearing Services, Inc.) ("Penson"), the firm's clearing broker, with whom it has a correspondent relationship for clearance in accordance with the terms of a clearance agreement. At December 31, 2005, the receivable from broker-dealer reflected on the statement of financial condition represents the clearing deposit with Penson.

Income Taxes
The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. As a single member LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by the Parent on its tax return.

Estimates and Indemnifications
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. However, the Company expects the risk of loss to be remote.

3. Securities and Exchange Commission Rule 15c3-3

The Company is exempt from the provisions of the Securities and Exchange Commission's Customer Protection Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $77,462, which exceeded the minimum requirement of $5,538 by $71,924. The Company's ratio of aggregate indebtedness to net capital ratio was 1.07 to 1.

5. Fees and Other Transactions with Affiliates

All of the Company's revenues are derived from the Parent under a consulting agreement, dated July 1, 2004, as amended September, 2005 (collectively referred to as the "Agreement") (the "Agreement"). As such, absent the Company's transactions with the Parent, the Company's financial condition and the results of operations for the year ended December 31, 2005 could have been significantly different than that reflected in the accompanying financial statements.

In accordance with the Agreement, the Company provides the Parent and its affiliated funds with certain fixed income market information and receives a consulting fee for these services of $7,000 per month. At December 31, 2005, the Parent owed the Company $7,000 for these services. Also in accordance with the Agreement, the Parent will allocate certain support and operational expenses incurred on behalf of the Company. Allocated expenses for the year ended December 31, 2005 amounted to $51,214. Such amount is reflected in the statement of operations as "Servicer fees."

In addition, in the normal course of business, the Parent or an affiliate may pay organizational and operating expenses of the Company and will be reimbursed by the Company.

Five Mile Capital Securities LLC
Computation of Net Capital for Brokers and Dealers Pursuant to Uniform Net Capital Rule 15C3-1 Under the Securities Exchange Act of 1934
December 31, 2005 **Supplementary Schedule I**

Computation of Net Capital			
Member's capital		$	86,714
Nonallowable assets			
Receivable from Parent	(7,000)		
Other assets	(2,252)		(9,252)
Net capital			77,462
Minimum net capital requirement			
6-2/3% of aggregate indebtedness (minimum $5,000)			5,538
Excess net capital		$	71,924
Aggregate indebtedness			
Accrued expenses and other liabilities			15,000
Payable to Parent			68,065
Total aggregate indebtedness		$	83,065
Ratio of aggregate indebtedness to net capital			1.07

Statement pursuant to paragraph (d)(4) of Rule 17a-5
There are no material differences between the amounts presented in the above net capital computation and the amounts prepared by the Company in its unaudited Form X-17-A-5 Part IIA FOCUS filing, as amended, as of December 31, 2005.

Five Mile Capital Securities LLC
Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15C3-3 Under the Securities Exchange Act of 1934
December 31, 2005 **Supplementary Schedule II**

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Member of
Five Mile Capital Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Five Mile Capital Securities LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2006